Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have read the Form S-1 Amendment No. 1 of Wind Works Power Corp. (the “Company”) dated May 4, 2010. We have complied with the generally accepted standards of the Public Company Accounting Oversight Board (United States) for an auditor’s involvement with offering documents.

We consent to the incorporation into the S-1 Amendment No. 1 of the Company of our report dated September 21, 2009, to the board of directors and stockholders of the Company on the balance sheets of the Company as at June 30, 2009 and 2008 and the related statements of operations, stockholders’ equity and cash flows for the years then ended and from the date of inception (November 20, 2002) through June 30, 2009.

Chartered Accountants

Vancouver, BC, Canada
May 4, 2010

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 2300 – 1055 DUNSMUIR STREET VANCOUVER, BC V7X 1J1 PH. (604) 685-8408 FAX (604) 685-8594 www.mnp.ca